FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG Press Release: Syngenta launches new fungicide to combat severe soybean disease in Brazil

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta launches new fungicide to combat severe soybean disease in Brazil

Basel, Switzerland, January 22, 2004

Syngenta announced today the launch of a new fungicide to combat the outbreak of what is becoming a very serious disease in Brazilian soybeans.

Soybean rust migrated from Africa to South America where it has affected several million hectares during the last two years. It can defoliate a crop in ten days and quickly lead to significant yield losses.

PRIORI® Xtra is highly effective in both preventing and curing soybean rust, as well as all other economically important soybean diseases. To further support its customers in controlling this important disease, Syngenta has put in place a comprehensive monitoring and alert system operating through a network of 140 agronomists.

“PRIORI® Xtra offers excellent control of an increasingly severe problem faced by our customers. This innovative product, combined with the monitoring system, further strengthens our position in the important soybean fungicide market in Brazil”, said Jan Martin Suter, Global Head of Marketing, Syngenta Crop Protection.

PRIORI® Xtra combines AMISTAR® , the broad-spectrum fungicide, with another well-established fungicide, ALTO® . Extensive field trials have shown that PRIORI® Xtra prevents and cures attacks of rust and other soybean diseases and safeguards yield.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: January 22, 2004	By:	/s/ Daniel Michaelis

Name: Daniel Michaelis Title: Senior Corporate Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary